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Ranen Cohen-Orgad                                    Tal Danziger
Director of Investor Relations & Corporate           MarCom Manager
Communications                                       Metalink Ltd.
Metalink Ltd.                                        Tel:  972-9-960-5401
Tel:   972-9-960-5450                                Fax: 972-9-960-5544
Fax:  972-9-960-5399                                 tald@metalinkBB.com
                                                     -------------------
ranenc@metalinkBB.com
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                       Metalink Updates Revenue Outlook For First Quarter 2005

Yakum, Israel, March 24, 2005 - Metalink Ltd. (NASDAQ: MTLK), a provider of high performance wireline and wireless broadband communication silicon solutions, today announced that the Company's 1Q05 revenues will be lower than its previously provided guidance.

Tzvika Shukhman, Metalink's Chairman and CEO, said, "As Metalink's quarters are typically back-end-loaded, we are unable to provide a more definitive revenue figure for 1Q05 with a full week still to go in the quarter. Nevertheless, we are making this announcement because it is clear to us that a few Asian orders for our chipsets have been pushed out, and consequently we will come in below the original guidance range we provided a quarter ago."

"While we are obviously disappointed with this quarter's revenues, we are optimistic with respect to our revenue growth beyond this quarter. Our optimism is primarily based on the progress we are making in Japan where the market is clearly moving toward symmetric 100Mbps VDSL deployment. Metalink has demonstrated its chip-set superiority for this demanding application and we are well-positioned with top-tier design wins to capture significant share of this sizable market," concluded Mr. Shukhman.

Final results for the quarter will be issued on Wednesday, April 27, 2005 and will be discussed during Metalink's conference call that day, the details of which will be provided in coming weeks.








About Metalink  Metalink Ltd. (NASDAQ:  MTLK) develops high performance  silicon
solutions   revolutionizing   the  broadband   experience  by  facilitating  the
convergence of telecommunication, networking and entertainment.

Metalink's DSL and WLAN technologies are designed to enable true broadband connectivity in every home. Metalink's DSL products offer service providers a cost-effective network upgrade to support triple-play services. Using Metalink's innovative VDSL technologies operators can deliver fiber-like speeds over existing copper infrastructure. Metalink's chipsets are deployed in millions of DSL lines by leading service providers worldwide.

Metalink aims to redefine the home broadband experience by introducing WLANPlus(TM) - a high-throughput wireless LAN technology, 5-10 times faster than currently available wireless LAN 802.11a/b/g technologies. Featuring MIMO technology adopted by the 802.11n standardization, WLANPlus enables room-to-room networking of multiple high-definition video streams.
Metalink is a fabless semiconductor company headquartered in Yakum, Israel. The company has subsidiaries in California, South Korea, and Japan as well as offices in Beijing, China and Atlanta, Georgia. Further information is available at http://www.metalinkbb.com

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.